

November 21, 2013

Via E-mail
William G. Kachioff
Chief Financial Officer
Biocept, Inc.
5810 Nancy Ridge Drive
San Diego, CA 92121

> **Re: Biocept, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed November 20, 2013**
> **File No. 333-191323**

Dear Mr. Kachioff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 41

1.   Please revise the caption in the common stock line item to reflect the total number of shares issued and outstanding at September 30, 2013 on a pro forma basis, excluding the 1,818,181 shares offered in the IPO in order to be consistent with the narrative.

Dilution, page 42

2.   We note you have identified your pro forma net tangible book value (deficit) as $(64.19) per share as of September 30, 2013. This calculation should be based on your pro forma net tangible book value as of September 30, 2013 and include all shares automatically converted, including the 68,546 shares of common stock to be issued pursuant to the settlement of certain restricted stock units in accordance with their terms, as noted on page 41. Please update the dilution calculation and introductory narrative, as appropriate.

3.   Please reconcile the total number of shares outstanding on a post-offering basis in the amount of 4,276,335 on page 43 to the number of shares outstanding after the offering of 4,306,634 noted on page 8.

Management's Discussion and Analysis, page 46

Key Factors Affecting our Results of Operations and Financial Condition, page 47

Revenues, page 47

4.   We note your response to comment 3 in our letter dated November 14, 2013 and that from May to early November 2013 you performed an average of 2-3 physician-ordered tests per month. However, you processed billing in early November 2013 for only 4 tests. Please revise to disclose any material trends in your billing practices, as well as any known trends or uncertainties that have had or that you reasonably expect to have a material impact on your operations. For example, it is unclear why the billing delay from May until November does not reflect a material event or trend. You may also address whether you have changed or expect to change your billing practices as a result of your experience to date; for example, to encourage billing and payment in a more timely manner. Please refer to Item 303(a)(3) of Regulation S-K.

Balance Sheets, page F-3

5.   In the caption of the Common stock line item, please include the total number of shares issued and outstanding at September 30, 2013 on a pro forma basis and provide a reference to the paragraph(s) in Note 3 that address the pro forma information.

6.   There appears to be an inconsistency between the par value of your common stock and the Common Stock balances. Please revise the applicable amounts as appropriate or advise.

Other

7.   We note the revised disclosure on page 1 and elsewhere regarding a "non-Clarient billing service provider." With a view to clarifying disclosure and applicability of Item 601(b)(10) of Regulation S-K, please advise us of the nature and scope of the agreement or arrangement with the service provider.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at 202-551-3657 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Hayden J. Trubitt, Esq.
        Stradling, Yocca, Carlson & Rauth